EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS

In U.S. Dollars thousands, except ratio of earnings to fixed charges

	Year ended December 31,
	2010	2011	2012	2013	2014

Income before income taxes	27,359	32,080	35,689	37,625	21,309

Add:
Fixed charges	505	558	497	454	456

Deduct: Income before income tax of subsidiaries
attributable to non-controlling interests	(179)	(463)	(48)	(950)	(1,182)

Earnings	27,685	32,175	36,138	37,129	20,583

Fixed charges
Interest expense relating to long term payables	-	-	-	-	186
Interest component of rental expenses (Note 1)	505	558	497	454	270
Fixed charges	505	558	497	454	456

Ratio of earnings to fixed charges	55	58	73	82	45

Deficiency of earnings to cover fixed charges	-	-	-	-	-

Note 1: Interest component of rental expenses is estimated to equal one third of such expenses.